# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ConnectM Technology Solutions, Inc., CIK 0001895249
CUSIP: 207944109
Title of class of securities: Common Stock Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 04/04/2025
Filed by CIK 0002063848

## Reporting persons
- Subrahmanyam Kota IRRV Trust: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,023,038; sole dispositive power 0; shared dispositive power 1,023,038; aggregate amount beneficially owned 1,023,038 (3.5% of the class)
  Comment: Irrevocable Trust

## Item 1. Issuer
Name of issuer: ConnectM Technology Solutions, Inc.
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, MASSACHUSETTS, 01752.

## Item 2. Person Filing
Name of person filing: Subrahmanyam Kota
Address of principal business office or, if none, residence: 4 Wyndemere Dr, Southborough, MA, USA, 01772
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,023,038.00
Percent of class: 3.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,023,038.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,023,038.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Subrahmanyam Kota IRRV Trust: Subrahmanyam Kota, Trustee (04/04/2025)